THE CHESAPEAKE FUNDS



September 9, 2009
                                                                 FILED VIA EDGAR
                                                                 ---------------


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:  Gardner Lewis Investment Trust (the "Registrant")
           File Nos. 811-07324; 33-53800


Ladies and Gentlemen:

      Ms. Laura Hatch of the staff of the Securities and Exchange Commission (the "Commission") recently contacted the Registrant to provide comments on the Registrant's Form N-CSR for the fiscal year ended October 31, 2008. The following are the comments provided and the Registrant's response to each:

1. COMMENT. The collateral for securities on loan by the Chesapeake Core Growth Fund ("Core Growth Fund") should be disclosed in the Schedule of Investments and Statement of Assets and Liabilities.

RESPONSE: The collateral for securities on loan by the Core Growth Fund will be disclosed in the Fund's future shareholder reports, as applicable.

2. COMMENT. The market value of securities on loan by the Core Growth Fund should be disclosed in the Fund's Statement of Assets and Liabilities either in parentheses on the line with "Investment in Securities: At Value" or in a footnote to that line item.

RESPONSE: The market value of securities on loan by the Core Growth Fund will be disclosed in this manner in the Fund's future shareholder reports.

3. COMMENT. Please confirm that the Ratio of Gross Expenses to Average Net Assets in the Core Growth Fund's Financial Highlights is gross of any expense reimbursements received through a directed brokerage arrangement. Consider revising the footnote to clarify this point.



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RESPONSE:  The Ratio of Gross  Expenses to Average  Net Assets in the  Financial
Highlights of the Core Growth Fund is gross of any expense reimbursements received through the Fund's directed brokerage arrangements. We will consider revising the footnote to clarify this point in the Core Growth Fund's future shareholder reports.

            We acknowledge that:

o The Registrant is responsible for the adequacy and accuracy of the disclosure in Registrant's filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

o The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Thank you for your comments. Please contact the undersigned at (513) 587-3402 if you have any questions or wish to discuss these matters further.


Very truly yours,

/s/ Mark J. Seger

Mark J. Seger
Treasurer

cc:      Ms. Laura Hatch